

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

    Re: ING Groep N.V.
            Form 20-F for the Year Ended December 31, 2012
            Filed March 22, 2013
            File No. 001-14642

Dear Mr. Flynn:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

General

1. We note your disclosure that you entered into an amended Restructuring Plan in November 2012 with the Dutch State and the European Commission. Although your Form 6-K filed November 19, 2012 discusses your entry into the amended Restructuring Plan, you did not file the amended Restructuring Plan as an exhibit to Form 6-K or incorporate it by reference into your Form 20-F. As we continue to believe that the Restructuring Plan represents a type of material agreement that should be filed as an exhibit under Instruction 4 to the Instructions to Exhibits for Form 20-F, an agreement reflecting significant amendments to the Restructured Plan would also be material. Please promptly file a copy of the amended Restructuring Plan and confirm that you will incorporate by reference the amended Restructuring Plan and amendments thereto into your next Form 20-F. Please note that you may request confidential

treatment for any portions of the amended Restructuring Plan that you believe are not material to investors, but that may cause you competitive harm if disclosed.

Operating and financial review and prospects
Factors Affecting Results of Operations, page 67

2. You discuss the impact of market volatility and prevailing low interest rates in your disclosures starting on page 67, in risk factors on pages 19 and 23, and in Note 2.1.1 to your financial statements beginning on page F-136. Please provide us proposed disclosure to be included in future periodic reports here or elsewhere in MD&A to expand on the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

Notes to consolidated financial statements

Note 44. Underwriting Expenditure, page F-109

3. The expenditure from life underwriting line item 'change in life insurance provisions' decreased EUR 4.5 billion in 2012 from 2011. However your disclosure referring to the change only represents a small portion of the change. Please provide us revised disclosure to be provided in future periodic reports that discusses the reasons for the decrease.

Note 49. Taxation, page F-116

4. You disclose that the 2012 tax charge in the Netherlands decreased to EUR -633 million due to lower profits that were non-taxable due to tax exempt divestments. Please provide us revised disclosure to be provided in future periodic reports that discusses the composition of these 'tax exempt divestments.'

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Amy Reischauer, Staff Attorney, at (202) 551-3793 or Bryan Pitko, Review Attorney, at (202) 551-3203 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant